UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REPRO MED SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

759910102

(CUSIP Number)

Michael de León Hawthorne

Dickinson Wright, PLLC

International Square

1825 Eye St. N.W., Suite 900

Washington, D.C. 20006

202-466-5969

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759910102		SCHEDULE 13D/A

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Andrew I. Sealfon

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%**

14	Type of Reporting Person (See Instructions) IN

*As of December 13, 2018, 115,000 shares of common stock were held by Mr. Andrew Sealfon’s wife, 129,939 shares of common stock were held by Mr. Sealfon’s son, Brad A. Sealfon, and 85,000 shares of common stock were held by Mr. Sealfon’s daughter, Carolyn Sealfon, and as to all of the foregoing shares, Mr. Sealfon disclaims beneficial ownership and, as a result, these shares are not included in the aggregate amount beneficially owned by Mr. Sealfon.

**The percentage is calculated based upon total outstanding shares of 38,216,932 as of November 9, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2018.

CUSIP No. 759910102	SCHEDULE 13D/A

Explanatory Note:  The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on December 20, 2018 (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer.
No change.

Item 2. Identity and Background.
No change.

Item 3. Source and Amount of Funds or Other Consideration.
No change.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to reflect the following:

Andrew I. Sealfon (“Mr. Sealfon”) has resigned as a member of the board of directors (the “Board”) of Repro Med Systems, Inc. (the “Company” or “RMS” or the “Issuer”), and he has also sold all of his shares of RMS stock, pursuant to the Common Stock Purchase Agreement, dated as of December 17, 2018 (the “PIPE Agreement”), as disclosed in the Issuer’s recent Form 8-K, filed on December 17, 2019.

Item 5. Interest in Securities of the Issuer

a) and b)

As of the date of this filing, Mr. Sealfon no longer owns any shares of the Issuer’s stock and no longer has any sole or shared voting or dispositive control at all.

As of December 13, 2018, 115,000 shares of common stock were held by Mr. Andrew Sealfon’s wife, 129,939 shares of common stock were held by Mr. Sealfon’s son, Brad A. Sealfon, and 85,000 shares of common stock were held by Mr. Sealfon’s daughter, Carolyn Sealfon, and as to all of the foregoing shares, Mr. Sealfon disclaims beneficial ownership and, as a result, these shares are not included in the aggregate amount beneficially owned by Mr. Sealfon.  These individuals may also sell, or might have already sold, some or all of their shares of the Issuer’s stock, as well.

c)

Mr. Sealfon sold all of his shares of RMS stock pursuant to the PIPE Agreement, and the following details pertain to the PIPE Agreement: 1) the PIPE Agreement was effected by and among the Issuer, Mr. Sealfon, and certain other parties identified on the PIPE Agreement; 2) the PIPE Agreement is dated as of December 17, 2018; 3) as regards Mr. Sealfon, all of his shares of common stock of the Issuer were sold under the PIPE Agreement; 4) the gross price per share was $1.20; and 5) the transactions effected under the PIPE Agreement were effected pursuant to the exemption available under Section 4(a)(7) of the Securities Act of 1933, and any other available exemption(s).

d)

Not applicable.

e)

As of the date of this filing Mr. Sealfon no longer holds any shares of the Issuer’s stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Item 5(c) above for details pertaining to the PIPE Agreement by and among the Issuer, Mr. Sealfon, and certain other parties.

Item 7. Material to be Filed as Exhibits.
None.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2018
Andrew I. Sealfon

Name: Andrew I. Sealfon